Motricity, Inc.

601 108th Avenue Northeast

Suite 800

Bellevue, WA 98004

September 27, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Maryse Mills-Apenteng, Special Counsel

Re:	Motricity, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 16, 2011

File No. 001-34781

Ladies and Gentlemen:

This letter is in response to the phone conversation with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 27, 2011, which served as follow up to our letter to the Staff dated September 26, 2011 in response to the Staff’s letter dated September 23, 2011 in connection with the above referenced filing of Motricity, Inc. (the “Company”). The numbering below corresponds to the oral comments delivered by the Staff. Each of the Company’s responses is preceded by the paraphrased Staff oral comment.

Corporate Governance Standards and Board of Directors

1.	Staff Oral Comment. The Staff noted that in the section captioned “Report of the Audit Committee of the Board of Directors” the Company stated that the Audit Committee’s decision to recommend the selection of Grant Thornton LLP (“Grant Thornton”) as the Company’s independent auditor for the fiscal year ending December 31, 2011 was influenced by, among other things, the desire to reduce the Company’s audit fees. The Staff requested that the Company clarify whether the “other things” considered were material to this determination.

Company Response. The Company will modify its disclosure to note that the Audit Committee’s decision to recommend the selection of Grant Thornton as the Company’s independent auditor for the fiscal year ending December 31, 2011 was further influenced by Grant Thornton’s quality and experience as an independent auditor and the ability of Grant Thornton to timely meet the Company’s audit needs.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

September 27, 2011

Certain Relationships and Related Transactions

2.	Staff Oral Comment. The Staff noted that in the section captioned “Bridge Loan” the Company references the promissory note and security agreement related to the $20 million secured term loan. The Staff requested that the Company state whether any consideration had been given to incorporating the full text of these agreements in to the Company’s definitive proxy statement by reference.

Company Response. After considering the Staff’s oral comment, the Company believes that the disclosure as proposed already incorporates the material terms of each of the promissory note and security agreement related to the $20 million secured term loan. Further, the promissory note and security agreement are on file with the SEC as exhibits to the Company’s current report on Form 8-K filed September 22, 2011. For these reasons the Company does not think it is necessary to incorporate the text of those documents into the definitive proxy statement by reference.

3.	Staff Oral Comment. The Staff requested that the Company clarify the difference in percentage beneficial ownership of the entities affiliated with Carl C. Icahn in the captioned sections “Sale of Shares to Carl C. Icahn” and “Bridge Loan.”

Company Response. The percentages of beneficial ownership referenced in the captioned sections “Sale of Shares to Carl C. Icahn” and “Bridge Loan” each represent a different amount of securities at a different point in time. To better clarify, the Company will modify its disclosure in the captioned section “Bridge Loan” to note that the stated percentage beneficial ownership is as of September 6, 2011.

4.	Staff Oral Comment. The Staff noted the use of the term “arm’s length negotiations” in section captioned “Bridge Loan” and requested that the Company provide background supporting this disclosure considering the related party relationship involved in the underlying transaction.

Company Response. The Company’s Board of Directors designated a special committee composed solely of independent directors, which arrived at the agreement for a $20 million secured term loan with High River Limited Partnership through a process involving substantial negotiation. The special committee reviewed and considered the terms of the proposed note and security agreement with members of management and determined for and by itself on behalf of the Company that the loan would benefit the Company and that the loan was in the best interest of the Company.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

September 27, 2011

•	Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (425) 638-9262 if you have any further questions or comments. Please note that my fax number is (425) 957-6229.

Very Truly Yours, MOTRICITY, INC.

/s/ James R. Smith, Jr.
James R. Smith, Jr. Interim Chief Executive Officer